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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                             ________________

                               SCHEDULE 13G
                              (Rule 13d-102)
                             ________________

       INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO
           RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
            THERETO FILED PURSUANT TO 13d-2 UNDER THE
                 SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*


                          RIVIERA HOLDINGS CORPORATION
                                 (Name of Issuer)

                    Common Stock, $.001 par value per share
                        (Title of Class of Securities)

                             769627100
                           (CUSIP Number)

                          January 31, 2000
        (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

___________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13G                                                 PAGE 3 of 6
CUSIP No. 769627100


     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Morgens, Waterfall, Vintiadis & Co., Inc.
            132674766
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY

________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    485,000
SHARES         _________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    485,000
REPORTING      _________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            485,000
________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                        [ ]
________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            10.72%
________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
            IA
________________________________________________________________________

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Schedule 13G                                                 PAGE 4 OF 6
CUSIP No. 769627100


ITEM 1(a).  NAME OF ISSUER:
              RIVIERA HOLDINGS CORPORATION

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109

ITEM 2(a).  NAME OF PERSON FILING:
              Morgens, Waterfall, Vintiadis & Co., Inc.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
              The business address of Morgens, Waterfall, Vintiadis & Co., Inc. is 10 East 50th St., New York NY 10022.

ITEM 2(c).  CITIZENSHIP:
              New York

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
              common stock, $.001 par value per share

ITEM 2(e).  CUSIP NUMBER:
              769627100

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act

           (b) [ ]  Bank as defined in Section 3(a)(6) of the Act

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940

           (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

           (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
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Schedule 13G                                                 PAGE 5 OF 6
CUSIP No. 769627100

           (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

           (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c),
         CHECK THIS BOX.                                           [ ]

ITEM 4.  OWNERSHIP.
         Morgens, Waterfall, Vintiadis & Co., Inc. ("MWV & Co.")
           (a)  Amount beneficially owned: 485,000
           (b)  Percent of class: 10.72%
           (c)  Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         485,000
                  (ii)   shared power to vote or to direct the vote
                         0
                  (iii)  sole power to dispose or to direct the
                         disposition of
                         485,000
                  (iv)   shared power to dispose or to direct the
                         disposition
                         0

             MWV & Co., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing shares of Common Stock.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
            Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.
            This Schedule 13G is filed by MWV & Co. with respect to Common Stock purchased by MWV & Co. on behalf of MWV & Co.'s investment advisory clients. There is no agreement or understanding among such clients to act together for the purpose of acquiring, holding, voting or disposing of any such securities. Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held
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Schedule 13G                                                 PAGE 6 OF 6
CUSIP No. 769627100


            in such person's account. Three advisory clients, Restart Partners II, L.P., Restart Partners III, L.P. and Endowment Restart, L.P. each have the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d).

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
            Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
            Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
            Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))
            By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.


                             SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 9, 2000


                                    ______________________________
                                    John C. "Bruce" Waterfall,
                                    as President, on behalf of
                                    Morgens, Waterfall, Vindiatis
                                      & Co., Inc.



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